

Mail Stop 7010

March 16, 2009

**via U.S. mail and facsimile**

Ira G. Boots, CEO
Berry Plastics Corporation
101 Oakley Street
Evansville, Indiana 47710

> **RE:** **Berry Plastics Corporation**
> **Form 10-K for the Fiscal Year Ended September 27, 2008**
> **Filed December 16, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 27, 2008**
> **File No. 33-75706-01**

Dear Mr. Boots:

We have reviewed your response letter dated March 11, 2009, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Acquisitions, Disposition and Facility Rationalizations, page 26

1. We note your responses to comments 3 and 4 in our letter dated February 26, 2009. In future filings, please also disclose that while you estimate the expected benefits on earnings from the integration of acquired entities and from restructuring activities, you are unable to confirm the ultimate effects on earnings along with the reason(s) why. This disclosure will allow investors to better understand your statements regarding the significant reductions in costs you have historically achieved.

Discussion of Results of Operations, page 27

2. We note your response to comment 6 in our letter dated February 26, 2009. While the disclosures you intend to include in future filings appear to provide investors with a better overview of the general issues you are facing related to raw material costs and your expectations for your future results, we continue to urge you to provide investors with a more comprehensive discussion and analysis of your results of operations in future filings. As previously noted, your discussion and analysis of your results of operations is to provide investors with sufficient information to understand the historical trends as seen through the eyes of management. We also previously provided you with one example of where we noted that you could have provided investors with a more detailed analysis of your net sales within MD&A's results of operations section. Please confirm that you will revise your results of operations discussion and analysis in future filings to provide investors with a more comprehensive discussion and analysis. Please refer to Item 303 of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 30

3. We note your response to comment 8 in our letter dated February 26, 2009. As previously requested, please disclose the actual ratios and amounts achieved for the current reporting period for your financial covenants. As you have registered debt, it would appear this information is material to your investors. Refer to Section 501.13.c. of the Financial Reporting Codification for guidance.

Item 9A. Controls and Procedures, page 40

(a) Evaluation of disclosure controls and procedures, page 40

4. We note your response to comment 15 in our letter dated February 26, 2009. It is unclear how the disclosure you intend to include in future filings is responsive to our comment. In this regard, Rule 13a-15(b) states, "[e]ach such issuer's management must evaluate, with the participation of the issuer's principal executive and principal financial officers, or persons performing similar functions, the effectiveness of the issuer's disclosure controls and procedures, as of the end of each fiscal quarter…" Please revise your disclosure in future filings accordingly. Please also refer to Item 307 of Regulation S-K for guidance.

Management's Report on Internal Control over Financial Reporting, page 40

5.  We note your response to comment 16 in our letter dated February 26, 2009.  In
    addition to disclosing the framework you used to evaluate the effectiveness of your
    internal control over financial reporting, please also disclose management's
    conclusion of the effectiveness of your internal control over financial reporting.  In
    this regard, we note that you identified material weaknesses as of September 27,
    2008.  Therefore, you should have disclosed that your internal control over financial
    reporting is ineffective as of September 27, 2008.  Please confirm to us that you will
    disclose your conclusion in your next annual report on Form 10-K.  Refer to Item
    308T(a)(3) of Regulation S-K for guidance.

2.  Acquisitions and Dispositions, page F-16

6.  We note your response to comment 17 in our letter dated February 26, 2009.  It is
    unclear from your response if you also will disclose the nature and amount of any
    material adjustments made to the initial allocation of the purchase price in future
    filings.  Please confirm.  Refer to paragraph 51.h. of SFAS 141 and paragraphs 71-72
    of SFAS 141R for guidance.

5.  Lease and Other Commitments and Contingencies, page F-24

7.  We note your response to comment 18 in our letter dated February 26, 2009.
    Specifically, you note that the $14.2 million asset retirement obligation liability
    recognized primarily is within the scope of SFAS 13 with an immaterial portion of
    the liability falling within the scope of SFAS 143.  As previously requested, please
    explain to use how you determined your asset retirement obligation liabilities are
    immaterial.  Also, please confirm to us that none of your capital leases, owned
    property, and formerly owned property has material asset retirement obligations.  If
    you believe the asset retirement obligation liabilities for any of these fixed assets is
    immaterial, please explain to us how you arrived at this conclusion.  Otherwise,
    please provide us with the disclosures you intend to include in future filings to
    address the disclosure requirements in paragraph 22 of SFAS 143.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response.  Please furnish a letter on EDGAR that keys
your responses to our comments and provides any requested information.  Detailed
response letters greatly facilitate our review.  Please understand that we may have
additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief